SCHEDULE 13G
American Business Financial
Services
Common Stock $.001 par value


Cusip 024-76B-10-6
Item 1:  Reporting Person
Tiger Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  123,750
Item 7:  -0-
Item 8:  123,750
Item 9:  123,750
Item 11: 3.5%
Item 12: IA


Cusip #  024-76B-10-6
Item 1:  Reporting Person
Tiger Performance L.L.C.
Item 4: Delaware
Item 5:  -0-
Item 6:  74,250
Item 7:  -0-
Item 8:  74,250
Item 9:  74,250
Item 11: 2.1%
Item 12: IA


Cusip #  024-76B-10-6
Item 1:  Reporting Person
Julian H. Robertson, Jr.
Item 4:  U.S.
Item 5:  -0-
Item 6:  198,000
Item 7:  -0-
Item 8:  198,000
Item 9:  198,000
Item 11: 5.6%
Item 12: IN


Item 1(a) American Business
Financial Services

Item 1(b) Balapointe Office
Centre, 111 Presidential
Blve, Suite 215, Bala
Cynwyd, PA  19004

Item 2(a) This statement is
filed on behalf of Tiger
Management L.L.C.("TMLLC")
and Tiger Performance L.L.C.
("TPLLC"). Julian H.
Robertson, Jr. is the
ultimate controlling person
of TMLLC and TPLLC.

Item 2(b) The address of
each reporting person is 101
Park Avenue, New York, NY
10178

Item 2(c) Incorporated by
reference to item (4) of the
cover page pertaining to
each reporting person.

Item 2(d) Common Stock $.001
par value

Item 2(e) 024-76B-10-6

Item 3. TMLLC and TPLLC are
investment advisers
registered under Section 203
of the Investment Advisers
Act of 1940.

Item 4.  Ownership is shared
with Wellington Management
Company, LLP and is
incorporated by reference to
items (5)-(9) and (11) of
the cover page pertaining to
each reporting person.

Item 5.  Not applicable

Item 6.  Not applicable

Item 7.  Not applicable

Item 8.  Not applicable

Item 9.  Not applicable

Item 10.  By signing below,
I certify that, to the best
of my knowledge and belief,
the securities referred to
above were acquired in the
ordinary course of business
and were not acquired for
the purpose of and do not
have the effect of changing
or influencing the control
of the issuer of such
securities and were not
acquired in connection with
or as a participant in any
transaction having such
purpose or effect. After
reasonable inquiry and to
the best of my knowledge and
belief, I certify that the
information set forth in
this statement is true,
complete and correct.

February 12, 1999

TIGER MANAGEMENT L.L.C.


/s/  Nolan Altman,
Chief Financial Officer


TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.
By: /s/ Nolan Altman
Under Power of Attorney dated 1/27/95
On File with Schedule 13G
for Kohl's
Corp. 2/7/95

AGREEMENT
The undersigned agree that
this Schedule 13G dated
February 12, 1999 relating
to shares of common stock of
American Business Financial
Services shall be filed on
behalf of each of the
undersigned.

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR. By:
/s/ Nolan Altman Under Power
of Attorney dated 1/27/95
On File with Schedule 13G

for Kohl's Corp. 2/7/95